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SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934
PRIMA ENERGY CORPORATION (Name of Issuer)
Common Stock, $0.015 par value (Title of Class of Securities)
741901201 (CUSIP Number)
Hugh L. Hooker Associate General Counsel and Corporate Secretary c/o Petro-Canada 150—6th Avenue S.W. Calgary, Alberta Canada T2P 3E3
With a copy to:

Marilyn Mooney, Esq.
Roy L. Goldman, Esq.
Fulbright & Jaworski L.L.P.
Market Square
801 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2623
Telephone: (202) 662-0200
Telecopier: (202) 662-4643
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 9, 2004 (Date of Event which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            741901201

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PETRO-CANADA (I.R.S. Identification No: Not Applicable—Foreign Corporation)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC/BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA

NUMBER OF SHARES		7	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 2,847,615*
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 2,847,615*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,847,615*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9%* +

14	TYPE OF REPORTING PERSON CO/HC

*  Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of it being the parent company of Petro-Canada (US) Holdings Ltd. and Raven Acquisition Corp., which have entered into the Stockholder Agreements described in Items 4 and 5 hereof with certain stockholders of Prima Energy Corporation ("Prima"). Such number does not include any shares of common stock issuable upon exercise of options to purchase 884,625 shares of Prima common stock held by such stockholders. Neither the filing of this Schedule 13D nor any of it contents shall be deemed to constitute an admission by Petro-Canada, Petro-Canada (US) Holdings Ltd. or Raven Acquisition Corp. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

+  Based on 12,981,192 shares of common stock outstanding as of June 7, 2004, as represented in the Merger Agreement (as defined in Item 4).

Page 2 of 16 pages

CUSIP No.            741901201

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PETRO-CANADA (US) HOLDINGS LTD. (I.R.S. Identification No: Applied For)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES		7	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 2,847,615*
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 2,847,615*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,847,615*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9%* +

14	TYPE OF REPORTING PERSON CO/HC

*  Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stockholder Agreements described in Items 4 and 5 hereof with certain stockholders of Prima. Such number does not include any shares of Prima common stock issuable upon exercise of options to purchase 884,625 shares of common stock held by such stockholders. Neither the filing of this Schedule 13D nor any of it contents shall be deemed to constitute an admission by Petro-Canada, Petro-Canada (US) Holdings Ltd. or Raven Acquisition Corp. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

+  Based on 12,981,192 shares of common stock outstanding as of June 7, 2004, as represented in the Merger Agreement (as defined in Item 4).

Page 3 of 16 pages

CUSIP No.            741901201

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RAVEN ACQUISITION CORP. (I.R.S. Identification No: Applied For)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES		7	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 2,847,615*
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 2,847,615*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,847,615*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9%* +

14	TYPE OF REPORTING PERSON CO

*  Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stockholder Agreements described in Items 4 and 5 hereof with certain stockholders of Prima. Such number does not include any shares of Prima common stock issuable upon exercise of options to purchase 884,625 shares of common stock held by such stockholders. Neither the filing of this Schedule 13D nor any of it contents shall be deemed to constitute an admission by Petro-Canada, Petro-Canada (US) Holdings Ltd. or Raven Acquisition Corp. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

+  Based on 12,981,192 shares of common stock outstanding as of June 7, 2004, as represented in the Merger Agreement (as defined in Item 4).

Page 4 of 16 pages

Item 1. Security and Prima.

        This Statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.015 per share ("Prima Stock"), of Prima Energy Corporation, a Delaware corporation ("Prima"). The principal executive offices of Prima are located at 1099 18th Street, Suite 400, Denver, Colorado 80202.

Item 2. Identity and Background.

(a)-(c), (f) This Schedule 13D is filed by Petro-Canada, a Canadian corporation ("Petro-Canada"), Petro-Canada (US) Holdings Ltd. ("US Holdings"), a Delaware corporation and wholly-owned subsidiary of Petro-Canada, and Raven Acquisition Corp. ("Merger Sub"), a Delaware corporation and a wholly-owned subsidiary of US Holdings and indirect wholly-owned subsidiary of Petro-Canada. The address of the principal business and principal office of Petro-Canada is 150 - 6th Avenue S.W., Calgary, Alberta, Canada T2P 3E3. The address of the principal business and principal office of US Holdings and Merger Sub is c/o Corporation Services Company, 2711 Centerville Road, Wilmington, Delaware 19808. Petro-Canada is one of Canada's largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. US Holdings is a direct wholly-owned subsidiary of Petro-Canada. Merger Sub is a newly-incorporated corporation formed for the purpose of acquiring ownership of Prima.

        As a result of entering into the Stockholder Agreements described in Items 4 and 5 below, US Holdings and Merger Sub have formed a "group" with each other and with Petro-Canada, and may be deemed to have formed a "group" with the Subject Stockholders (as defined in Item 3 below) for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder. Petro-Canada, US Holdings and Merger Sub expressly declare that the filing of this Schedule 13D shall not be construed as an admission by them that they have formed a group with the Subject Stockholders.

        To the best of Petro-Canada's, US Holdings' and Merger Sub's respective knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of Petro-Canada, US Holdings and Merger Sub, respectively, and the name, principal business and address of any corporation or other organization in which such employment is conducted, is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

(d)-(e)  During the last five years, neither Petro-Canada, US Holdings nor Merger Sub nor, to the best knowledge of Petro-Canada, US Holdings and Merger Sub, respectively, any of the executive officers or directors of Petro-Canada, US Holdings or Merger Sub, respectively, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        The Offer (as defined below) and the Merger (as defined below) are not subject to any financing condition. Petro-Canada estimates that the total amount of cash required to purchase all of the shares of Prima Stock pursuant to the Offer and the Merger and to cash out the outstanding Prima stock options, together with related transaction expenses (excluding Prima's transaction expenses), will be approximately U.S.$541 million ("Merger Consideration").    Merger Sub will borrow U.S.$400 million from a Delaware limited liability company ("PCFC LLC") indirectly wholly-owned by Petro-Canada. PCFC LLC will receive these funds through a capital contribution from its parent, a Delaware general partnership owned by Petro-Canada and one of its subsidiaries ("PCF Partnership"). PCF Partnership

Page 5 of 16 pages

will borrow these funds pursuant to a U.S.$400 million fully underwritten committed non-revolving credit facility provided by Bank of Montreal. Merger Sub will acquire the remainder of such funds from a capital contribution from US Holdings, which will receive such funds from a capital contribution by Petro-Canada. Petro-Canada will use borrowings under existing committed credit lines to make the capital contribution to US Holdings. Neither US Holdings nor Merger Sub has paid additional consideration to the Subject Stockholders in connection with the execution and delivery of the Stockholder Agreements.

        Bank of Montreal ("BMO") has provided Petro-Canada with a commitment letter (the "Commitment Letter") pursuant to which BMO has agreed to underwrite a U.S.$400 million acquisition credit facility (the "Facility") for PCF Partnership. Borrowings under the Facility will be due 18 months following execution of definitive documentation for the Facility. Borrowings under the Facility, which will be guaranteed by Petro-Canada, will bear interest at varying rates depending on Petro-Canada's senior unsecured debt rating. The Facility will limit Petro-Canada's ability to, among other things, (i) incur debt, (ii) sell or dispose of assets, (iii) change the nature of our business, (iv) create or incur liens, and (v) merge or consolidate with any other entity, and will include a financial covenant. The closing of the Facility is subject to customary conditions, including execution of definitive documentation substantially similar to Petro-Canada's current credit facilities.

        Petro-Canada currently has an existing Cdn.$850 million committed bank revolving credit facility (the "Revolving Facility"), provided by a syndicate of lenders, from which it intends to borrow approximately U.S.$141 million, which it will contribute to US Holdings to finance a portion of its acquisition of Prima. At June 17, 2004, Petro-Canada had approximately Cdn. $289 million outstanding. The Revolving Facility expires on March 16, 2005. Borrowings under the Revolving Facility bear interest at varying rates depending on Petro-Canada's senior unsecured debt rating and whether the borrowings are at the Canadian Prime Rate (as defined in the Revolving Facility), LIBOR (as defined in the Revolving Facility) or the U.S. Base Rate (as defined in the Revolving Facility). The Revolving Facility limits Petro-Canada's ability to, among other things, (i) incur debt, (ii) sell or dispose of assets, (iii) change the nature of our business, (iv) create or incur liens, and (v) merge or consolidate with any other entity. The Revolving Facility also contains a financial covenant.

        The foregoing summary of the Commitment Letter and the Revolving Facility does not purport to be complete, and references to, and descriptions of, the Commitment Letter and the Revolving Facility in this Item 3 are qualified in their entirety by reference to the Commitment Letter and the Revolving Facility, attached hereto as Exhibits 17 and 18, respectively, which are incorporated by reference in this Item 3 in their entirety.

Item 4. Purpose of the Transaction.

(a)-(g) and (j)

    Merger Agreement.

        On June 9, 2004, Prima, US Holdings and Merger Sub entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides, among other things, for the commencement by Merger Sub of an offer (the "Offer") to purchase all of the issued and outstanding shares of Prima Stock, together with the associated rights to purchase preferred shares (the "Rights") issued pursuant to the Rights Agreement, dated May 23, 2001, as amended, between Prima and Computershare Trust Company, Inc., as rights agent (each share of Prima Stock, together with the Rights, is herein referred to as a "Share") at a purchase price, subject to any required withholding of taxes, net to the seller in cash, without interest, of $39.50 per Share (the "Offer Price"). Merger Sub is not required to accept for payment and pay for, and may terminate or, except as set forth in the Merger Agreement, delay the acceptance of any tendered Shares for payment if, among other things,

Page 6 of 16 pages

less than 50% of the shares of Prima Stock outstanding on a fully-diluted basis have been validly tendered and not withdrawn prior to the expiration of the Offer (the "Minimum Condition"). Upon the terms and subject to the conditions of the Offer, US Holdings will cause Merger Sub to accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after expiration of the Offer.

        Promptly upon the acceptance for payment of any Shares pursuant to the Offer, and from time to time thereafter as Shares are acquired pursuant to the Offer, Merger Sub will be entitled to designate for election as directors of Prima such number of directors, rounded up to the next whole number, as is equal to the product of the total number of directors on the board of directors of Prima (the "Prima Board") multiplied by the percentage that the aggregate number of Shares beneficially owned by US Holdings and/or Merger Sub (including Shares accepted for payment pursuant to the Offer) bears to the number of Shares outstanding, and Prima will be required to take all action necessary to cause Merger Sub's designees to be elected or appointed to the Prima Board, including increasing the size of the Prima Board and/or securing the resignations of incumbent directors. Subject to applicable law and to the extent permitted by the Nasdaq National Market listing requirements, Prima will cause individuals designated by Merger Sub to constitute the same percentage as is on the entire Prima Board to be on (i) each committee of the Prima Board and (ii) each board of directors and each committee thereof of each subsidiary of Prima. Prima's obligations to appoint designees to the Prima Board is subject to compliance with Section 14(f) of the Exchange Act. At the request of Merger Sub, Prima will promptly take, at its expense, all actions required pursuant to Section 14(f) and Rule 14f-1 under the Exchange Act in order to fulfill its obligations with respect to Prima Board representation. Notwithstanding the foregoing, in the event that Merger Sub's designees are appointed or elected to the Prima Board, the Prima Board shall at all times until the effective time of the Merger (the "Effective Time") have at least three directors who were directors on June 9, 2004, the date of the Merger Agreement, and who are not employed by Prima and who are not affiliates, stockholders or employees of US Holdings and its subsidiaries (the "Independent Directors"); provided that if any Independent Directors cease to be directors for any reason whatsoever, the remaining Independent Directors (or Independent Director, if there is only one remaining) will be entitled to designate any other person(s) who is not an affiliate, stockholder or employee of US Holdings or any of its subsidiaries to fill such vacancies and such person(s) shall be deemed to be Independent Director(s) for purposes of the Merger Agreement; provided that the remaining Independent Directors shall fill such vacancies as soon as practicable, but in any event within ten business days, and further provided that if no such Independent Director is appointed in such time period, Merger Sub will designate such Independent Director(s); and provided further that if no Independent Director then remains, the other directors shall designate three persons who are not affiliates, stockholders or employees of US Holdings or any of its subsidiaries to fill such vacancies and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. In all cases, the selection of any Independent Directors who are not directors on the date of the Merger Agreement will be subject to the approval of Merger Sub, such approval not to be unreasonably withheld or delayed.

        Prima has granted to US Holdings and Merger Sub an irrevocable option (the "Top-Up Option") to purchase, at a price per share equal to the Offer Price, a number of shares of Prima Stock (the "Top-Up Option Shares"), not to exceed 2,596,237 shares of Prima Stock that, when added to the number of shares of Prima Stock owned by Parent or Merger Sub or any wholly- owned subsidiary of US Holdings or Merger Sub at the time of exercise of the Top-Up Option, constitutes one share of Prima Stock more than 90% of the number of shares of Prima Stock that will be outstanding immediately after the issuance of the Top-Up Option Shares. The Top-Up Option may be exercised by US Holdings or Merger Sub, in whole or in part, at any time on or after the expiration date of the Offer and on or prior to the tenth business day after the later of (i) the expiration date of the Offer or (ii) the expiration of any subsequent offering period; provided, however, that the obligation of Prima to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the conditions that

Page 7 of 16 pages

(A) no provision of any applicable law and no judgment, injunction, order or decree prohibits the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise, (B) the issuance of Top-Up Option Shares pursuant to the Top-Up Option does not require approval of Prima's stockholders under applicable law or regulation, (C) upon exercise of the Top-Up Option, the number of shares of Prima Stock owned by US Holdings or Merger Sub or any wholly-owned subsidiary of US Holdings or Merger Sub constitutes one share of Prima Stock more than 90% of the number of shares of Prima Stock that will be outstanding immediately after the issuance of the Top-Up Option Shares, and (D) Merger Sub has accepted for payment and paid for all Shares validly tendered in the Offer and not withdrawn.

        US Holdings intends, as soon as practicable after completion of the Offer, to have Merger Sub merge into Prima (the "Merger"). By virtue of the Merger and without any action on the part of US Holdings, Merger Sub, Prima or the holders of the shares of Prima Stock, at the Effective Time each Share held immediately prior to the Effective Time (other than (a) any Shares held by Prima, any wholly-owned subsidiary of Prima, US Holdings, Merger Sub or any other subsidiary of US Holdings, which shares, by virtue of the Merger, will be cancelled automatically and retired and will cease to exist, and no payment or consideration will be made with respect to such Shares and (b) shares of Prima Stock held by a holder who has demanded an appraisal for such shares in accordance with the Delaware General Corporation Law (the "DGCL")) will be converted into the right to receive the Offer Price upon surrender of the share certificate formally representing that Share.

        The Merger Agreement provides that upon consummation of the Merger, the certificate of incorporation of Prima, as in effect immediately prior to the Merger, will be the certificate of incorporation of the corporation surviving the Merger (the "Surviving Corporation"), and the bylaws of the Merger Sub, as in effect immediately prior to the Merger, will be the bylaws of the Surviving Corporation.

        Under the terms of the Merger Agreement, upon consummation of the Merger, the directors of Merger Sub immediately prior to the Merger will be the directors of the Surviving Corporation and the officers of Prima immediately prior to the Merger will be the officers of the Surviving Corporation, in each case until their respective death, resignation or removal or until their respective successors are duly elected and qualified, all in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and the DGCL.

        The foregoing summary of the Merger Agreement does not purport to be complete and references to and descriptions of the Merger Agreement are qualified in their entirety by reference to the full text thereof attached hereto as Exhibit 1, which is incorporated by reference into this Item 4 in its entirety.

        The purpose of the Offer, the Merger and the Stockholders Agreements is to enable Petro-Canada and US Holdings to acquire control of, and the entire equity interest in, Prima.

        It is expected that, initially following the Merger, the business and operations of Prima will be continued substantially as they are currently being conducted. Petro-Canada will continue to evaluate Prima's business and operations during the pendency of the Offer and after consummation of the Offer and the Merger, and will take such actions as it deems appropriate under the circumstances then existing with a view to maximize Prima's potential in conjunction with Petro-Canada's business.

        Except as set forth in this Schedule 13D, Petro-Canada does not have any current plans or proposals that relate to or would result in (i) the acquisition by any person of additional Prima Stock, or the disposition of Prima Stock; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Prima or any of its subsidiaries; (iii) a sale or transfer of a material amount of the assets of Prima or any of its subsidiaries; (iv) any change in the present board of directors or management of Prima, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present

Page 8 of 16 pages

capitalization or dividend policy of Prima; (vi) any other material change in Prima's business or corporate structure; (vii) changes in Prima's certificate of incorporation or bylaws or other actions that may impede the acquisition of control of Prima by any person; (viii) causing a class of Prima's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (ix) a class of Prima's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of the foregoing.

    Stockholder Agreements

        As a condition and inducement for US Holdings and Merger Sub to enter into the Merger Agreement, each of James R. Cummings, Douglas J. Guion, Catherine J. Paglia, George L. Seward, Neil L. Stenbuck, Michael R. Kennedy, Michael J. McGuire, John H. Carpenter, Sandra J. Irlando, Edward L. McLaughlin, Richard H. Lewis, Brakemaka LLLP (an affiliated family-owned limited liability limited partnership of Richard H. Lewis), who are Prima's executive officers and directors, and Robert G. James, the Robert & Ardis James Foundation and the Robert G. James IRA Rollover Account, who are related and together are a principal stockholder of Prima, (each, a "Subject Stockholder") entered into a stockholder agreement, dated as of June 9, 2004, with US Holdings and Merger Sub (each, a "Stockholder Agreement," and collectively, the "Stockholder Agreements"). The Stockholder Agreements cover 2,847,615 shares of Prima Stock owned by the Stockholders.

        Pursuant to the Stockholder Agreements, each Subject Stockholder has, among other things, (a) agreed to (i) tender all shares of Prima Stock beneficially owned by it as of the commencement of the Offer (the "Subject Stockholder Shares") into the Offer as promptly as practicable and in no event later than the tenth business day following commencement of the Offer, (ii) appear at any meeting of Prima's stockholders or otherwise cause all Subject Stockholder Shares to be counted as present thereat for purposes of establishing a quorum and (iii) vote all the Subject Stockholder Shares (1) in favor of the approval and adoption of the Merger Agreement and approval of the Merger and (2) against (A) any alternative transactions or certain other actions specified therein and (B) any amendment of Prima's certificate of incorporation or bylaws or other proposal, action or transaction involving Prima or any of its subsidiaries or any of its stockholders, which amendment or other proposal, action or transaction could reasonably be expected to prevent, impede or delay the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or the Stockholder Agreement or to deprive US Holdings or Merger Sub of any material portion of the benefits anticipated by US Holdings or Merger Sub to be received from the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or the Stockholder Agreement, or change in any manner the voting rights of Prima Stock presented to the stockholders of Prima or in respect of which vote or consent of the stockholders is requested or sought, (b) represented that any arrangements previously entered into or granted with respect to the Subject Stockholder Shares have expired or been revoked, and (c) agreed not to sell, transfer, pledge or otherwise dispose of or convert any of the Subject Stockholder Shares or any interests therein, subject to the exceptions set forth in the Stockholder Agreement.

        Each Subject Stockholder has also agreed that to the extent it exercises options to purchase shares of Prima Stock, such shares will become Subject Stockholder Shares and will be tendered and voted as set forth above. The Subject Stockholders in the aggregate own options to purchase 884,625 shares of Prima Stock.

        The covenants and agreements contained in the Stockholder Agreements will terminate upon the termination of the Merger Agreement.

        The foregoing summary of the Stockholder Agreements does not purport to be complete and references to and descriptions of the Stockholder Agreements are qualified in their entirety by

Page 9 of 16 pages

reference to the complete text of such agreements attached hereto as Exhibits 2-16, which are incorporated by reference into this Item 4 in their entirety.

(h) and (i). The tender of shares of Prima Stock pursuant to the Offer will reduce the number of shares of Prima Stock that might otherwise trade publicly and will reduce the number of holders of shares of Prima Stock and could adversely affect the liquidity and market value of the remaining shares of Prima Stock held by the public.

        Nasdaq National Market Listing.    Depending upon the number of shares of Prima Stock purchased pursuant to the Offer, the shares of Prima Stock may no longer meet the requirements of the National Association of Securities Dealers for continued designation for the Nasdaq National Market.

        If the Nasdaq National Market were to cease to publish quotations for the shares of Prima Stock, it is possible that the shares of Prima Stock would continue to trade in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for such shares of Prima Stock and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the shares of Prima Stock on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. US Holdings cannot predict whether the reduction in the number of shares of Prima Stock that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the shares of Prima Stock or whether it would cause future market prices to be greater or lesser than Merger Sub is presently offering.

        Registration Under the Exchange Act.    Shares of Prima Stock are currently registered under the Exchange Act. Prima can terminate that registration upon application to the Securities and Exchange Commission ("SEC") if the outstanding shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of shares of Prima Stock. Termination of registration of the shares of Prima Stock under the Exchange Act would reduce the information that Prima must furnish to its stockholders and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a) and the related requirement of furnishing an annual report to stockholders, no longer applicable with respect to shares of Prima Stock. In addition, if shares of Prima Stock are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to "going-private" transactions would no longer be applicable to Prima. Furthermore, the ability of "affiliates" of Prima and persons holding "restricted securities" of Prima to dispose of such securities pursuant to Rule 144 under the Securities Act may be impaired or eliminated. If registration of the shares of Prima Stock under the Exchange Act were terminated, they would no longer be eligible for Nasdaq National Market listing or for continued inclusion on the Federal Reserve Board's list of "margin securities."

        Merger Sub intends to seek to cause Prima to apply for termination of registration of the shares of Prima Stock under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met. If registration of the shares of Prima Stock is not terminated prior to the Merger, then such shares will be delisted from all stock exchanges and the registration of such shares under the Exchange Act will be terminated following consummation of the Merger.

        Status as "Margin Securities."    The shares of Prima Stock are presently "margin securities" under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of shares of Prima Stock. Depending on the factors similar to those described above with respect to listing and market quotations, following consummation of the Offer, the shares of Prima Stock may no longer constitute "margin securities" for the purposes of the

Page 10 of 16 pages

Federal Reserve Board's margin regulations, in which event the shares of Prima Stock would be ineligible as collateral for margin loans made by brokers.

Item 5. Interest in Securities of Prima.

(a) and (b). As of the date hereof, neither Petro-Canada, US Holdings nor Merger Sub owns any shares of Prima Stock. However, as a result of US Holdings and Merger Sub entering into the Stockholder Agreements with the Subject Stockholders, Petro-Canada, US Holdings and Merger Sub may be deemed to possess shared power to dispose or direct the disposition of and to vote or direct the vote of, and thus may be deemed to beneficially own, 2,847,615 shares of Prima Stock, or approximately 21.9% of the issued and outstanding shares of Prima Stock, as of June 7, 2004. This percentage is based on 12,981,192 shares of common stock outstanding as of June 7, 2004, as represented in the Merger Agreement. This number does not include any shares of Prima Stock issuable upon the exercise of options to purchase 884,625 shares of Prima Stock held by the Subject Stockholders.

        With respect to the disposition and voting of the Subject Stockholder Shares, US Holdings and Merger Sub share the power to cause the disposition and to vote or cause the vote of the Subject Stockholder Shares in accordance with the terms of the Stockholder Agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Petro-Canada, US Holdings or Merger Sub is the beneficial owner of Prima Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Petro-Canada, US Holdings and Merger Sub do not, and, to the best knowledge of Petro-Canada, US Holdings and Merger Sub, respectively, none of the persons listed on Schedule I, beneficially owns any shares of Prima Stock other than as set forth herein.

        (c)   No transactions in Prima Stock were effected by Petro-Canada, US Holdings or Merger Sub, or, to the best knowledge of Petro-Canada, US Holdings and Merger Sub, respectively, any of the persons listed on Schedule I hereto, during the 60-day period preceding the date hereof.

        (d)   None, other than the current holders of the Subject Stockholder Shares.

        (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Prima.

        Except as set forth in this Schedule 13D, to the best knowledge of Petro-Canada, US Holdings and Merger Sub, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person with respect to any securities of Prima, including but not limited to transfer or voting of any of the securities of Prima, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the securities of Prima.

Page 11 of 16 pages

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description
1.	Agreement and Plan of Merger, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Prima Energy Corporation.
2.	Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and James R. Cummings.
3.	Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Douglas J. Guion.
4.	Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Catherine J. Paglia.
5.	Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and George L. Seward.
6.	Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Neil L. Stenbuck.
7.	Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Michael R. Kennedy.
8.	Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Michael J. McGuire.
9.	Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and John H. Carpenter.
10.	Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Sandra J. Irlando.
11.	Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Edward L. McLaughlin.
12.	Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Richard H. Lewis.
13.	Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Brakemaka LLP.
14.	Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Robert G. James.
15.	Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Robert & Ardis James Foundation.
16.	Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and the Robert G. James IRA Rollover Account.
17.	Commitment Letter, dated June 4, 2004, from Bank of Montreal to Petro-Canada.
18.	Credit Agreement, dated March 18, 2004, between Petro-Canada, the financial institutions signatory thereto, Bank of Montreal, as administrative agent, with BMO Nesbitt Burns, as lead arranger and bookrunner, and RBC Capital Markets and Scotia Capital, as co-syndication agents.
19.	Joint Filing Agreement by and between Petro-Canada, Petro-Canada (US) Holdings Ltd. and Raven Acquisition Corp.

Page 12 of 16 pages

SIGNATURE

        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 18, 2004	Petro-Canada
	By:	/s/ E. F. H. ROBERTS Name: E. F. H. Roberts Title: Senior Vice-President and Chief Financial Officer
Petro-Canada (US) Holdings Ltd.
	By:	/s/ FRANCOIS LANGLOIS Name: Francois Langlois Title: Vice President
Raven Acquisition Corp.
	By:	/s/ HUGH L. HOOKER Name: Hugh L. Hooker Title: President

Page 13 of 16 pages

SCHEDULE I

I. Directors and Executive Officers of Petro-Canada.

        Set forth in the table below are the name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of Petro-Canada. The business address of each such director or executive officer is c/o Petro-Canada is 150 - 6thAvenue S.W., Calgary, Alberta, Canada T2P 3E3. Unless otherwise noted, each person listed below is a Canadian citizen.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; CITIZENSHIP
Directors
Brian F. MacNeill	Chairman of the Board of Directors of Petro-Canada.
Ron A. Brenneman	Director, President and Chief Executive Officer of Petro-Canada.
Angus A. Bruneau	Director of Petro-Canada. Dr. Bruneau currently serves as Chairman of Fortis Inc.
Gail Cook-Bennett	Director of Petro-Canada. Dr. Cook-Bennett currently serves as Chairperson of the Canada Pension Plan Investment Board.
Richard J. Currie	Director of Petro-Canada. Mr. Currie currently serves as Chairman of BCE Inc.
Claude Fontaine	Director of Petro-Canada. Mr. Fontaine is a Senior Partner at Ogilvy Renault.
Paul Haseldonckx	Director of Petro-Canada. Mr. Haseldonckx is a Corporate Director and is a citizen of Belgium.
Thomas E. Kierans	Director of Petro-Canada. Mr. Kierans is currently the Chairman of The Canadian Institute for Advanced Research.
Maureen McCaw	Director of Petro-Canada. Ms. McCaw is currently President of Criterion Research.
Paul D. Melnuk	Director of Petro-Canada. Mr. Melnuk is currently the Chairman and Chief Executive Officer of Thermadyne Holdings Corporation.
Guylaine Saucier, F.C.A., C.M.	Director of Petro-Canada. Ms. Saucier is a Corporate Director.
William W. Siebens	Director of Petro-Canada. Mr. Siebens is the President of Candor Investments Ltd.
Executive Officers
Ron A. Brenneman	Same principal occupation as set forth above.
Peter S. Kallos	Executive Vice-President, International of Petro-Canada. Mr. Kallos is a citizen of the United Kingdom.
Boris J. Jackman	Executive Vice-President, Downstream of Petro-Canada.
E. F. H. Roberts	Senior Vice-President and Chief Financial Officer of Petro-Canada.
Brant G. Sangster	Senior Vice-President, Oil Sands of Petro-Canada.
Kathleen E. Sendall	Senior Vice-President, North American Natural Gas of Petro-Canada.
Gordon J. Carrick	Vice-President, East Coast of Petro-Canada.

Page 14 of 16 pages

II.    Directors and Executive Officers of Petro-Canada (US) Holdings Ltd.

        Set forth in the table below are the name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of Petro-Canada (US) Holdings Ltd. The business address of each such director or executive officer is c/o Corporation Services Company, 2711 Centerville Road, Wilmington, Delaware 19808. Unless otherwise noted, each person listed below is a Canadian citizen.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; CITIZENSHIP
Hugh L. Hooker	Director of Petro-Canada (US) Holdings Ltd. and Raven Acquisition Corp., Secretary of Petro-Canada (US) Holdings Ltd., President of Raven Acquisition Corp. and Associate General Counsel and Corporate Secretary of Petro-Canada.
W.A. (Alf) Peneycad	Director and Vice-President and General Counsel of Petro-Canada (US) Holdings Ltd. and Vice-President, General Counsel and Chief Compliance Officer of Petro-Canada.
Kathleen E. Sendall	President of Petro-Canada (US) Holdings Ltd. and Senior Vice-President, North American Natural Gas of Petro-Canada.
Francois Langlois	Vice-President of Petro-Canada (US) Holdings Ltd. and Vice-President, Continental North America Exploration of Petro-Canada.

III.  Directors and Executive Officers of Raven Acquisition Corp.

        Set forth in the table below are the name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of Raven Acquisition Corp. The business address of each such director or executive officer is c/o Corporation Services Company, 2711 Centerville Road, Wilmington, Delaware 19808. Unless otherwise noted, each person listed below is a Canadian citizen.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; CITIZENSHIP
Hugh L. Hooker	Director of Petro-Canada (US) Holdings Ltd. and Raven Acquisition Corp., Secretary of Petro-Canada (US) Holdings Ltd., President of Raven Acquisition Corp. and Associate General Counsel and Corporate Secretary of Petro-Canada.
Peter A. Hutcheson	Secretary and Treasurer of Raven Acquisition Corp. and Senior Counsel of Petro-Canada.

Page 15 of 16 pages

EXHIBIT INDEX

Exhibit No.	Exhibit Description
1.	Agreement and Plan of Merger, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Prima Energy Corporation.
2.	Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and James R. Cummings.
3.	Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Douglas J. Guion.
4.	Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Catherine J. Paglia.
5.	Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and George L. Seward.
6.	Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Neil L. Stenbuck.
7.	Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Michael R. Kennedy.
8.	Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Michael J. McGuire.
9.	Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and John H. Carpenter.
10.	Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Sandra J. Irlando.
11.	Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Edward L. McLaughlin.
12.	Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Richard H. Lewis.
13.	Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Brakemaka LLLP.
14.	Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Robert G. James.
15.	Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and Robert & Ardis James Foundation.
16.	Stockholder Agreement, dated as of June 9, 2004, by and among Petro-Canada (US) Holdings Ltd., Raven Acquisition Corp. and the Robert G. James IRA Rollover Account.
17.	Commitment Letter, dated June 4, 2004, from Bank of Montreal to Petro-Canada.
18.	Credit Agreement, dated March 18, 2004, between Petro-Canada, the financial institutions signatory thereto, Bank of Montreal, as administrative agent, with BMO Nesbitt Burns, as lead arranger and bookrunner, and RBC Capital Markets and Scotia Capital, as co-syndication agents.
19.	Joint Filing Agreement by and between Petro-Canada, Petro-Canada (US) Holdings Ltd. and Raven Acquisition Corp.

Page 16 of 16 pages

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SIGNATURE
EXHIBIT INDEX